News Release Communiqué de Pressee

Exhibit 99.12
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TOTAL S.A.
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Angolan offshore: Total launches Pazflor development on Block 17
A world technology first
Paris, December 27, 2007 — Total, as operator of the Block 17, announces the award of the principal contracts for the giant Pazflor oil development, the third development centre on Block 17, deep offshore Angola, following Girassol and Dalia.
Drilling operations are planned to commence in 2009 and oil production is scheduled to start in 2011.
Located about 150 kilometres off the coast of Angola and 40 kilometres north-east of Dalia, in depths of 600 to 1200 metres, the Pazflor development involves bringing four fields into production, Perpetua, Hortensia and Zinia (Upper Miocene), and Acacia (Oligocene), which were discovered between mid 2000 and early 2003.
The Pazflor development covers 600 square kilometres with a north-south axis of over 30 kilometres.
After Girassol and Dalia, the launch of Pazflor represents a major new stage in the development of Block 17.
The overall development programme uses well-tried techniques on Girassol and Dalia. A floating processing, storage and offloading unit (FPSO) for Pazflor production will process the oil via 49 subsea wells (25 producers, 22 water injectors and 2 natural gas injectors). The FPSO will have a processing capacity of 200,000 barrels of oil per day and can store 1.9 million barrels, bringing the installed production capacity on Block 17 to over 700,000 barrels per day. The Pazflor FPSO will handle two oils of very different characteristics, which constitutes a technical challenge for the project: heavy oil (17°-22° API) from Miocene reservoirs, and lighter oil (35-38°API) from the Acacia Oligocene reservoir.
In addition, Pazflor will incorporate a number of major technological advances in bringing difficult deep offshore fields into production, in particular seabed gas/liquid separation, right next to the production wells. This technology is a world first.
As part of the development process, the installations have been designed to limit the environmental impact of the FPSO and the associated industrial activities. Measures include eliminating flaring under normal operating conditions, recovering heat from turbine exhaust gases and recovering vent gases using a compressor.
An important part of the Pazflor development will be carried out in Angola, as part of Total’s determination to continue increasing local involvement in its projects.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total E&P Angola, a wholly owned subsidiary of Total, is the operator of the Block 17 with a 40% interest. It is partnered with StatoilHydro (23.33%), Esso Exploration Angola (Block 17) Limited (20%) and BP Exploration (Angola) Ltd (16.67%).
Total in Angola
Total is present in Angola since 1953 and holds interests in production permits both operated (Block 17) and non operated (Blocks 0 and 14) and exploration permits, two of which it operates (Blocks 17/06 and 32).
Deep-offshore Block 17 is Total’s major asset in Angola. It is composed of four major zones: Girassol and Dalia, both in production; Pazflor, which has been launched; and CLOV, a fourth major production area based on the Cravo, Lirio, Orquidea and Violeta discoveries, whose development is currently being studied. Future production from Pazflor and CLOV will come in addition to the more than 500,000 barrels of oil per day that are currently pumped from Girassol and Dalia structures on the Block 17. Rosa which came on stream in June 2007 with the connection to the Girassol FPSO will extend the production plateau of this FPSO until the next decade.
Ultra-deep exploration work conducted from 2003 to 2007 confirmed the potential of Block 32, with a dozen of discoveries. Conceptual development studies are underway in order to establish the feasibility of a first development zone to the eastern part of the block. New studies will be launched soon to evaluate the potential of the other discoveries.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com